June 2, 2016

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K
Filed February 23. 2016
File No. 1-4881

Dear Ms. Rocha:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated May 24, 2016, to Mr. James Scully, Executive Vice President, Chief Operating Officer & Chief Financial Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company’s response.

Form 10-Q for the period ended March 31, 2016

1, Accounting Policies, page 8

Venezuela, page 8

Comment

1.
We note your response to prior comment 2 that states the $39 million net assets of Venezuela did not include any intercompany balances as those balances would eliminate in consolidation. Please quantify the amount of intercompany receivables and payables recorded at your Venezuelan sub to/from parent and to/from other subs and clarify whether or not these balances were written off. Your statement that the intercompany balances were not included because they eliminate in consolidation leads us to believe that you still have these balances recorded when they should be written off in deconsolidation regardless of offset or elimination. Please clarify your accounting for these intercompany balances in deconsolidation and how this complies with GAAP.

Ms. Melissa M. Rocha

June 2, 2016

Response

We confirm that the intercompany balances associated with our Venezuelan operations have been written off in connection with the deconsolidation of our Venezuelan operations as of March 31, 2016.

We supplementally advise the Staff that prior to the deconsolidation of our Venezuelan operations, the intercompany balances between our Venezuela subsidiary and its parent and other subsidiaries were as follows:

	Intercompany
(in millions)	Receivable	Payable	Net Receivable/ (Payable)
Venezuela	$2	$(13)	$(11)
Parent	6	(2)	4
Other Subsidiaries	7	—	7
Total	$15	$(15)	$—

We would like to clarify that as a result of the deconsolidation of our Venezuelan operations, all of the above intercompany balances were written off in each entity’s general ledger to zero.

With respect to your comment that our prior comment 2 states that the $39 million net assets of Venezuela did not include any intercompany balances, we would like to clarify that the $39 million of net assets of Venezuela did include the intercompany net payable to parent and other subsidiaries. The amounts describing the net assets of the Venezuelan business were the assets and liabilities that impacted the consolidated financial statements.

The table below should further clarify the balances comprising the $39 million of net assets which were written off as a result of the deconsolidation of our Venezuelan operations:

(in millions)	Venezuelan Operations	Parent Intercompany	Other Subsidiaries Intercompany	Total
Cash	$5	$—	$—	$5
Accounts receivable	4	—	—	4
Inventories	24	—	—	24
Property, plant and equipment	15	—	—	15
Non-current assets	11	—	—	11
Intercompany receivable	2	6	7	15
Accounts payable and accruals	(20)	—	—	(20)
Intercompany payable	(13)	(2)	—	(15)
Total	$28	$4	$7	$39

Ms. Melissa M. Rocha

June 2, 2016

In connection with the Company’s response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact James Scully at (212) 282-5474 or me at (914) 935-2172.

Sincerely,

/s/ Robert Loughran
Robert Loughran
Group Vice President, Chief Accounting Officer, Avon Products, Inc.

cc: Jenn Do, Staff Accountant, United States Securities & Exchange Commission
David Korvin, United States Securities & Exchange Commission
Pamela Long, Assistant Director, United States Securities & Exchange Commission
James Scully, Executive Vice President, Chief Operating Officer & Chief Financial Officer, Avon Products, Inc.
Paula Loop, Engagement Partner, PricewaterhouseCoopers LLP